

November 22, 2013

<u>Via E-mail</u>
Mr. Ernest S. Pinner
Chairman, President and Chief Executive Officer
CenterState Banks, Inc.
42745 U.S. Highway 27
Davenport, Florida 33837

Re: **CenterState Banks, Inc.**
            Amendment No. 1 to Registration Statement on Form S-4
            Filed November 8, 2013
            File No. 333-191536

Dear Mr. Pinner:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Interests of Gulfstream Directors and Executive Officers in the Merger, page 8</u>

1. We acknowledge your response to comment 6 of our letter to you dated October 29, 2013. Please revise the table on the bottom of page 9 to disclose the aggregate annual salary for the three year term of employment for each person and to provide totals for all five persons, as you do in the table on top of page 9.

<u>The Merger, page 37</u>
<u>Background of the Merger, page 37</u>

2. Revise the disclosure that was added in the third paragraph on page 39 to explain how locking in "part of the stock option exchange ratio by the cash portion ….", resulted

in "..it allowed CenterState to keep the amount of its shares issuable … below 20%". Additionally, where you state "… by using more cash….", revise to disclose the approximate amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney